Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – March 3, 2016

Tanzanian Royalty Exploration Corporation

Force Majeure – Where from here?

Progress Report

TORONTO, ONTARIO--(Marketwired March 3, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is providing the following progress report with respect to the recent force majeure notice it issued to Stamico.

Force Majeure describes a clause in a contract whereby circumstances arise producing a situation known as "Force Greater" than one party has the ability to correct in the normal course of business. Currently, the situation at hand is our business relationship with our joint venture partner, the State Mining Company of Tanzania, which is owned by the Treasury of Tanzania. The trigger for Force Majeure was a significant increase in the number of illegal miners that entered our property. We maintain that there is a direct connection between the increase in the illegal occupation of property under our license and a speech made in the village by the Deputy Minister for Mining. It is our opinion that the Deputy Minister speaks for the Minister who in turn speaks for the government. As such we take seriously such statements made as a statement representing the leadership of Tanzania.

The Deputy Minister made statements and gave hard dates for us to abide by his orders, generally 14 days. He presented the repercussions of non-compliance that were draconian. None of his orders are stipulated by the contract we have with Stamico. One of his orders was to fix a public road that was being torn up by the rainy season, not our use.

Part of that Deputy Minister’s representation focused on the surrender of mining rights on some of our properties to the artisan miners. Inherently, we do not have a problem with selecting an area for artisanal mining as we have selected three parcels where there is surface enrichment mineable by artisan tools. There are various restrictions that we need identified to ensure that only non-mechanized miners can occupy these properties.

We have certain reasonable questions such as:

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How does Tanzania define artisanal mining? Right now there are people called artisans that fit the generally accepted description but who are fully equipped, totally mechanized, very well financed modern miners calling themselves artisans.

Tanzania does not make it clear if the parties getting the property are fronts for the miners with equipment as good as, or better, than major mining companies utilize. That type of miner has their equipment stationed just outside our borders, in areas which we would not, and are not required by law to hand over to the artisans.

By definition, an artisan should not reach the water table and certainly not mine below it or clearly they are more sophisticated than an artisan.

Artisans have a record of not cooperating with the environmental and health laws in place for mining. We are concerned that the presence of artisanal miners may create major problems whose root cause may be hard to discern. We do not want to be held accountable for actions caused by others.

The artisan miner is not policed as closely as the free market mining company.  There are no surprise visits by authorities checking on every aspect of operations from health in the kitchens to procedure in the pits. Fines can be huge and interfere with the time lines of management.

When we smelter there is standing room only in the gold room where the government accountant and inspectors measure the dore, the grade and charge you their royalty that must be paid on the spot and before you sell the gold. With the artisan there is no gold room, little if any inspection and acceptance of the artisan word concerning processing which is of the most dangerous methods.

This chain of events and definitions lead to what the government might like us to call uninvited guests acting rudely. Others categorize it as an invasion by illegal miners. That chain of events was incited by the government clearly can be defined as a "Force Greater" requiring our declaration of the clause in our contract called "Force Majeure”. Force Majeure in our contract suspends all obligations under contract, calls for a pause in everything, does not excuse debts but puts them all on ice.  It transfers the matter from local law to international arbitration which would occur after good faith negotiation over a 30 day whereby the parties seek resolution.

Our CEO had first hand experience with illegal miners growing from 5 people to 20,000 people.  If you leave 5 out that will grow to 10 and 10 will grow exponentially. If we allowed over 200 you would be to 20,000 and the property you once had would now be a major producer of Blood Gold.

Africa respects strength and takes advantage of any sign of weakness. When this chain of events occurred, events we have proof of, we felt that our staff was in danger and we stopped our work.  After consulting international counsel, the arbitration board in London and our board of directors, we declared Force Majeure.

What are our options now?

1.

We negotiate successfully in the 30 day period with Stamico, the government of Tanzanian who guarantee our freedom to operate and protection against all interference of our contract rights. This then opens the traditional financing door.

2.

We proceed to London Binding Arbitration with financial demands equal to our invested funds in Tanzania, lost opportunity and damage to the value of our shares.

3.

We seek a sale of all our Tanzanian assets to a major mining company in Tanzania with commitment of size. The structuring of the transaction would be for shares, not cash in this what we believe will soon to be major gold bull market.

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Value

One thing that is for certain is that the market is not a reliable discovery for valuation mechanism. Quotations are a product of algorithms, high frequency trades and the specialist on the exchange for your share.

1.

We would suggest that all the information you need to make a reasonable fundamental conclusion on value is in the public domain.

2.

The NI 43-101 reports are a third party estimate of the assets in hand and their quality. These reports are on our corporate website at www.tanzanianroyalty.com.

3.

Then take the information and make the comparison of the asset in question with other mines in Tanzania's Greenstone belt when they were at the same stage in their development. We would suggest that time was after pilot plant and just before long term procession of mined material.

4.

To make a geological comparison we would suggest Geita, a mine owned by AngloGold Ashanti who are our neighbors at 30 kilometers away, is a good geological comparison. The expanding widths and value at depths compares to the Bulyanhulu mine's early geological markers.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

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